March 18, 2008

Jeffrey R. Speed
Executive Vice President and Chief Financial Officer
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036

> **RE:** **Six Flags, Inc.**
> **Form 10-K: For the fiscal year ended December 31, 2006**
> **Commission file number: 1-13703**

Dear Mr. Speed:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief